

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 20, 2016

Via E-mail
Jerome S. Griffith
Chief Executive Officer and President
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re: Tumi Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2016**
> **File No. 001-35495**

Dear Mr. Griffith:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 24

1. We note your disclosure that on June 1, 2015, Tumi's board rejected Samsonite's May 12, 2015 proposal for a potential transaction with an indicative value of $26 - $28 per share. We also note that the board permitted Samsonite limited access to due diligence after receiving a letter from Samsonite on September 1, 2015, in which Samsonite indicated conviction at the high end of its previous range at $28 per share and depending on the results of its due diligence, up to $30 per share. Please describe in greater detail the material price negotiations that led Tumi's board to accept the final offer of $26.75 per share. For example, disclose in greater detail the conditions that Samsonite described on October 13, 2015 as the reason that it was unlikely to value Tumi in the range of $28 - $30 per share.

2. We note your disclosure that in early January 2016, senior executive officers met with a major investment bank to discuss strategic alternatives for Tumi, including a leveraged share repurchase, acquisition of complementary companies/brands, a merger with a strategic partner or the sale of Tumi to a strategic buyer. Please identify the investment bank and disclose the specific material alternatives that the board considered and why the board determined not to pursue these alternatives.

Reasons for the Merger, page 31

3. Please describe how each of the following factors supported the board's decision to approve the merger:

- "Its review of Tumi's strategic and financial alternatives."

- "The Tumi board of directors' understanding of Tumi's business and operations, and its current and historical results of operations, financial prospects and condition."

4. Please disclose why the board believed "that Tumi's business, sales operations and financial results could suffer in the event that the merger is not consummated."

Non-Reliance on the Merger Agreement, page 49

5. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure in your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David J. Goldschmidt, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP